UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On December 14, 2023, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands Signs a Non-Binding Letter of Intent to acquire a 70% Stake for an Investment of $2 million, in a Cutting-edge Laser-based Technology Company, Developing Defense Solutions Against Drone-based Visual Systems,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

On December 15, 2023, the Company issued a press release titled “Jeffs’ Brands Signs a Non-Binding Letter of Intent to Invest in a Remote Wireless Electric Charging Technology Company,” a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated December 14, 2023, titled “Jeffs’ Brands Signs a Non-Binding Letter of Intent to acquire a 70% Stake for an Investment of $2 million, in a Cutting-edge Laser-based Technology Company, Developing Defense Solutions Against Drone-based Visual Systems.”
99.2	Press release issued by Jeffs’ Brands Ltd dated December 15, 2023, titled “Jeffs’ Brands Signs a Non-Binding Letter of Intent to Invest in a Remote Wireless Electric Charging Technology Company.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: December 15, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3